UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-20838

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust Six Desta Drive — Suite 6500 Midland, Texas 79705

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc. Six Desta Drive — Suite 6500 Midland, Texas 79705

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Table of Contents

Independent Auditors’ Reports

Statement of Net Assets Available for Benefits — December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2001

Notes to Financial Statements

Schedules

1	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2001

2	Schedule H, Line 4j — Schedule of Reportable Transactions —Year Ended December 31, 2001

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Independent Auditors’ Report

The Plan Administrator of the

Clayton Williams Energy, Inc.

401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

June 14, 2002

To the Plan Administrator of the

Clayton Williams Energy, Inc. 401(k) Plan & Trust:

We have audited the accompanying statements of the net assets available for benefits of Clayton Williams Energy, Inc. 401(k) Plan & Trust (the “Plan”) as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the year ended December 31, 2000.  These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator.  Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Dallas, Texas

May 29, 2001

The report that appears above is a copy of the report issued by the Company’s previous independent auditor, Arthur Andersen, LLP.  Representatives from Arthur Andersen LLP were not available to reissue the report. This disclosure has been requested by the Securities and Exchange Commission.

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Statement of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments at fair value (note 3):
Common and commingled trust funds	$2,601,023	2,828,630
CWEI common stock	1,119,441	1,578,698
	3,720,464	4,407,328
Contributions receivable:
Participant	29,389	28,936
Company	18,667	20,319
	48,056	49,255
Total assets	3,768,520	4,456,583
Net assets available for benefits	$3,768,520	4,456,583

See accompanying notes to financial statements.

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$31,726
31,726
Contributions:
Participant contributions	386,418
Company contributions	239,158
Rollover contributions	—
625,576
Total additions	657,302

Deductions from net assets attributed to:
Net depreciation in fair market investment (note 3)	1,223,555
Benefits paid to participants	100,681
Administrative fees	21,129
Total deductions	1,345,365
Net decrease	(688,063)

Net assets available for benefits at:
Beginning of year	4,456,583
End of year	$3,768,520

See accompanying notes to financial statements.

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2001 and 2000

(1)   Plan Description

The following description of the Clayton Williams Energy, Inc. 401(k) Plan & Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)   General

The Plan, as amended and restated, is a defined contribution plan established by Clayton Williams Energy, Inc. (the Company or CWEI) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan. Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended effective January 1, 2001 to provide that a participant shall be fully vested in his salary deferral contribution account, after tax contribution account, matching employer contribution account, discretionary employer contribution account, rollover contribution account and in any restoration contributions. The Plan was amended effective July 2, 2001 to include the terms and conditions of the Putnam Basic Plan prototype document as supplemented and modified.

(b)   Predecessor Auditor

Arthur Andersen LLP was previously the independent auditor for the Plan. Representatives for Arthur Andersen LLP are not available to provide the consent required for the inclusion of their report on the 2000 financial statements of the Plan, and the Plan administrator has dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in the Form 11-K, it will not be possible to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are included in the Form 11-K or any omissions to state a material fact required to be stated therein.

(c)   Contributions

The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC. Subject to these limitations, participants may contribute to the Plan up to 15% of pretax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants’ contributions. After suspending matching contributions in 1999, the Company reinstated matching contributions in May 2000. In January 2001, the Company began making matching contributions equal to 100% of participants’ contributions, limited to 4% of compensation. The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants’ accounts based on each participant’s compensation as a percentage of total compensation. The Company made no profit-sharing contributions in 2001.

(d)   Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in Company matching and discretionary contributions is based on years of participation. Through 2000, participants became vested 25% per year and were fully vested after four years of service. Effective January 1, 2001, participants are fully vested upon entry into the Plan.

(e)   Benefits

Upon termination of service due to death, disability, or retirement, participants may request and receive a lump–sum distribution in an amount equal to the value of the vested interest in their respective accounts. Any undistributed amounts will be distributed when participants reach 70½ years of age. Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined.

(f)    Participant Accounts

Individual accounts are maintained to reflect each participant’s allocated share of the Plan’s income, the Plan’s administrative expenses, the Company’s contributions, and the participant’s contributions. Allocations of investment income and forfeitures are based on participant account balances.

(g)   Investment Options

As directed by participants prior to July 2, 2001, the Plan purchased units of participation in 8 distinct investment portfolios sponsored and administered by PW Trust. At July 2, 2001, the Plan changed trustees to Putnam Investments, the Plan trustee (Plan Trustee). As of July 2, 2001 the Plan purchased units of participation in 12 distinct investment portfolios. In addition, the Plan makes participant-directed investments and matching contributions in the Company’s common stock. A brief description of the 8 investment portfolios offered by PW Trust Company, the 12 investment portfolios offered by Putnam Investments and the stock fund follows:

PW Trust

GIC Portfolio:  This fund seeks stable investment returns with maximum protection of capital by investing primarily in GIC’s (guaranteed investment contracts) issued by highly rated insurance companies and cash equivalents.

Conservative Bond Portfolio:  This fund seeks to provide a high level of current income by investing primarily in U.S. government and corporate fixed-income securities of varying maturities.

Balanced Value Portfolio:  This fund seeks to provide long-term growth and risk avoidance by managing a mix of high-grade bonds and stocks of companies expected to demonstrate growth superior to the market over the next several years.

Conservative Equity Portfolio:  This fund seeks to achieve capital appreciation by investing in companies with proven records of earnings and dividend growth.

Overseas Equity Portfolio:  This fund seeks to invest in non-U.S. stocks, which are selling at a substantial discount to their estimated business value and possess significant potential for superior performance with below-average risk. The fund is diversified among many different countries and industries.

Capital Growth Portfolio:  This fund seeks to invest in companies with unique product delivery networks indicative of a dominant competitive market position. These companies are capable of consistent long-term above average growth that also have favorable earnings momentum.

Mid-Cap Value Portfolio:  This fund seeks to invest in value-oriented companies which are selling at a substantial discount to their estimated value and that possess significant potential for future earnings growth.

Small Company Growth Portfolio:  This fund seeks to invest in smaller companies that have the potential to outperform the economy.

Putnam Investments

Putnam Capital Opportunities:  The fund seeks to provide capital appreciation by investing in stocks of small and midsize companies believed to offer above-average growth potential.

PIMCO Total Return: The fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this fund normally varies within a three to six-year time frame based on PIMCO’s forecast for interest rates.

Alger Midcap Growth:  The fund focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P midcap 400 index.

Putnam Growth Ops:  The fund seeks capital appreciation by investing mainly in stocks of very large, highly competitive growth companies. The fund is concentrated and selective, targeting U.S. companies that dominate both domestic and foreign markets.

Putnam Research:  The fund invests in stocks representing the best ideas of Putnam’s global equity research analysts. The portfolio typically consists of large, U.S. companies believed to be worth more than their current stock prices indicate.

Putnam New Opportunities:  The fund has a multi-cap strategy, seeking to invest in high quality, large companies as well as dynamic small and midsize growth companies.

Putnam Asset Allocation — Balanced:  The fund consists of three separate subportfolios designed to meet the differing needs of investors as they move through various life stages. The funds portfolio is diversified across stocks and bonds in global markets and is designed for investors seeking a combination of growth and current income.

Putnam Asset Allocation — Conservative:  The funds globally diversified portfolio emphasizes bonds over stocks. It is designed for investors who want to protect the value of their investments while receiving regular income and protection against inflation.

Putnam International Growth:  The fund invests mainly in large and mid-size international stocks, targeting companies with established earnings growth that are priced below their fundamental worth.

Balanced Fund:  The fund is designed for investors seeking capital growth and current income and invests in a combination of growth stocks and high-quality bonds.

Putnam Equity Income:  The fund seeks current income by investing primarily in a diversified portfolio of income producing equity securities. The funds secondary objective is capital growth when consistent with seeking current income.

Putnam Money Market:  The fund invests in short-term, high-quality money market securities in an attempt to provide current income and safety of principal.

Company Stock

CWEI Common Stock Fund:  This fund consists solely of common stock of the Company. Since April 1, 1996, the Company has directed all matching contributions to be invested in CWEI common stock. Participants may also direct their pre-tax deferrals and discretionary contributions to be invested in CWEI common stock (see note 8).

(2)   Summary of Significant Accounting Policies

(a)   Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)   Benefit Payments

Benefit payments are recognized when paid.

(c)   Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date, are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)   Administrative Expenses

At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan. During 2001, the Plan paid administrative fees to the Plan Trustee totaling $21,129, and the Company paid all other administrative expenses totaling $5,915.

(e)   Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

(3)   Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2001and 2000:

	2001		2000

PW Trust Company:
Balanced Value Portfolio	$—		546,543
Conservative Equity Portfolio	—		445,595
Overseas Equity Portfolio	—		366,573
Capital Growth Portfolio	—		776,066
Small Company Growth Portfolio	—		376,654

Putnam Investments:
Putnam Capital Opportunities	239,961		—
Putnam Growth Opportunities	674,495		—
Putnam International Growth	314,690		—
Balanced Fund	516,228		—
Putnam Equity Income	659,821		—

CWEI Common Stock (84,453 and 58,178 shares, respectively)	1,119,441	*	1,578,698	*

*Classified as nonparticipant-directed since this fund includes both participant-directed and nonparticipant-directed investments.

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net appreciation (depreciation) as follows:

	2001	2000

Common and comingled trust funds	$(427,190)	(57,451)
CWEI common stock	(796,365)	1,300,288

	$(1,223,555)	1,242,837

(4)   Nonparticipant–Directed Investments

Nonparticipant-directed investments at December 31, 2001 consist solely of common stock of CWEI. The Company directs all matching contributions to be invested in CWEI common stock, and Participants may also direct pre-tax deferrals and discretionary contributions to be invested in CWEI common stock. The entire CWEI common stock fund has been classified as a nonparticipant–directed investment since the amounts cannot be separately determined. Information about the net assets and the significant components of the changes in net assets of CWEI common stock for the years ended are as follows:

	Year ended December 31,
	2001	2000

Net assets, beginning of year	$1,578,698	890,384

Changes in net assets:
Participant contributions	43,177	36,180
Company contributions	226,131	168,307
Interest and dividend income	4,597	217
Net appreciation (depreciation) in fair market investments	(796,365)	1,300,288
Transfers from (to) participant-directed investments	88,065	(719,056)
Benefits paid to participants	(23,293)	(93,512)
Administrative expenses	(1,569)	(4,110)

	(459,257)	688,314

Net assets, end of year	$1,119,441	1,578,698

(5)   Related-Party Transactions

All of the Plan’s assets are invested either in portfolios sponsored and administered by Putnam Investments at December 31, 2001 or in common stock of CWEI. Since Putnam Investments is the Plan Trustee, and since CWEI is the Plan Administrator, the transactions qualify as party–in–interest transactions.

(6)   Tax Status

In September 1995, the Company obtained a favorable determination letter from the Internal Revenue Service (IRS) stating that the Plan as of September 21, 1994 is a qualified plan under the IRC. Certain amendments have been made to the Plan subsequent to September 21, 1994, which have not been reviewed by the IRS. In the opinion of the plan administrator and management of the Company, these amendments were designed in compliance with the applicable requirements of the IRC. Accordingly, the Plan and the related trust will be afforded tax–exempt status under IRC sections 401(a) and 501(a), respectively.

(7)   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(8)   Subsequent Event

On January 8, 2002, the Company’s board of directors resolved that a participant may alter the manner in which their Matching Employer Contribution Account is invested. Subsequent to Employer matching of Company common stock, the participant may redirect the matching contribution to any other investment in the Plan.

Schedule 1

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer	Description of investment	Current value
	Participant-directed investments, consisting of common and commingled trust funds:
Putnam Investments	*Putnam Investments Capital Opportunities	$239,961
Putnam Investments	*Putnam Investments PIMCO Total Return	77,555
Putnam Investments	*Putnam Investments Alger Midcap Growth	18,686
Putnam Investments	*Putnam Investments Growth Opportunities	674,495
Putnam Investments	*Putnam Investments New Ops	2,080
Putnam Investments	*Putnam Investments Research	5,102
Putnam Investments	*Putnam Investments Asset Allocation – Balanced	591
Putnam Investments	*Putnam Investments Asset Allocation – Conservative	5,533
Putnam Investments	*Putnam Investments International Growth	314,690
Putnam Investments	*Putnam Investments Balanced Fund	516,228
Putnam Investments	*Putnam Investments Money Market	86,281
Putnam Investments	*Putnam Investments Equity Income	659,821

	Nonparticipant-directed investment:
Clayton Williams Energy, Inc.	*Clayton Williams Energy, Inc.
	Common Stock, $.10 par value	1,119,441
Total investments		$3,720,464

Note:  The cost basis of nonparticipant directed investments is $1,257,649.

* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2001.

See accompanying independent auditors’ report.

Schedule 2

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2001

		Purchases		Sales
Identity of party involved	Description of assets	Number of transactions	Purchase price	Number of transactions	Sales price	Cost of assets	Net gain (loss)
Series transactions:
Common and commingled trust funds:
*PW Trust Company	GIC Portfolio	12	131,100	14	220,734	198,826	21,908
*PW Trust Company	Balanced Value Portfolio	11	49,203	18	574,227	470,202	104,025
*PW Trust Company	Conservative Equity Portfolio	14	72,573	19	518,541	345,780	172,761
*PW Trust Company	Overseas Equity Portfolio	16	30,281	14	363,287	289,531	73,756
*PW Trust Company	Capital Growth Portfolio	14	100,397	19	776,864	715,253	61,611
*PW Trust Company	Small Company Growth Portfolio	17	68,973	12	375,137	485,116	(109,979)

Registered investment company funds:
*Putnam Investments	Putnam Capital Opportunities	11	271,088	3	15,764	20,797	(5,033)
*Putnam Investments	Putnam Growth Opportunities Fund	11	816,562	7	25,813	34,918	(9,105)
*Putnam Investments	Putnam International Growth Fund	11	362,671	4	20,563	24,821	(4,258)
*Putnam Investments	Balanced Fund	12	583,546	7	26,929	30,921	(3,992)
*Putnam Investments	Putnam Equity Income Fund	12	741,670	4	44,820	49,479	(4,659)

Other funds:
*Clayton Williams Energy, Inc.	Clayton Williams Energy, Inc. Common Stock, $10 par value	27	322,123	24	91,420	106,016	(14,596)

Individual transactions:
Common and commingled trust funds:
*PW Trust Company	Balanced Value Portfolio			1	547,901	449,085	98,816
*PW Trust Company	Conservative Equity Portfolio			1	496,099	331,838	164,261
*PW Trust Company	Overseas Equity Portfolio			1	343,680	274,787	68,893
*PW Trust Company	Capital Growth Portfolio			1	768,058	707,581	60,477
*PW Trust Company	Small Company Growth Portfolio			1	250,098	299,472	(49,374)

Registered investment company funds:
*Putnam Investments	Putnam Capital Opportunities	1	250,098
*Putnam Investments	Putnam Growth Opportunities Fund	1	768,058
*Putnam Investments	Putnam International Growth Fund	1	343,680
*Putnam Investments	Balanced Fund	1	547,901
*Putnam Investments	Putnam Equity Income Fund	1	688,217

* Represents a party-in-interest for the period ended December 31, 2001.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clayton Williams Energy, Inc.
401(k) Plan & Trust
(Name of Plan)

		By:	Clayton Williams Energy, Inc.
Plan Administrator

Date:	July 1, 2002	By:	/s/ L. Paul Latham
L. Paul Latham Executive Vice President and Chief Operating Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

23	Consent of Independent Auditors